October 6, 2017

VIA EDGAR

Securities and Exchange Commission

Office of Real Estate and Commodities

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief

Re:	Invitation Homes Inc.
Registration Statement on Form S-4
Filed September 20, 2017
File No. 333-220543

Dear Mr. Kluck:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Invitation Homes Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, so that it will become effective at 5:00 p.m. on Wednesday, October 11, 2017 or as soon thereafter as is practicable.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Brian M. Stadler of Simpson Thacher & Bartlett LLP (212-455-3765). We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Stadler and that such effectiveness also be confirmed in writing.

INVITATION HOMES INC.

By:	/s/ Mark Solls
Name:	Mark Solls
Title:	Executive Vice President and Chief Legal Officer

cc:	Folake Ayoola, Senior Counsel, Securities and Exchange Commission
Ryan A. Berry, Executive Vice President, General Counsel and Secretary,

Starwood Waypoint Homes

Brian M. Stadler, Simpson Thacher & Bartlett LLP

Jason A. Friedhoff, Sidley Austin LLP